

February 4, 2016

<u>Via US Mail</u>
Hamish Sandhu
Chief Financial Officer
Differential Brands Group, Inc.
1231 South Gerhart Avenue
Commerce, CA 90022

> **Re:** **Differential Brands Group, Inc.**
> **Form 8-K**
> **Filed January 29, 2016**
> **File No. 000-18926**

Dear Mr. Sandhu:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Item 4.01

1. Since the same accountant did not report on the most recent financial statements of both the registrant and the accounting acquirer, it appears a change in accountants has occurred. Please amend your Form 8-K to also provide under Item 4.01 the disclosures required by Item 304 of Regulation S-K for the change in independent accountants. The accountant that no longer will be associated with the registrant's financial statements should be treated as the predecessor accountant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining